UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                         SCHEDULE 13D

           Under the Securities Exchange Act of 1934

              BALTIMORE GAS AND ELECTRIC COMPANY
                    a Maryland corporation
                       (Name of Issuer)

             Common Stock, No Par Value Per Share
                (Title of Class of Securities)

                          059165 10 0
                        (CUSIP Number)

                     Ellen Sheriff Rogers
        Associate General Counsel, Assistant Secretary
                    and Assistant Treasurer
                Potomac Electric Power Company
                1900 Pennsylvania Avenue, N.W.
                    Washington, D.C. 20068
                        (202) 872-3526
  (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications)

                      September 22, 1995
    (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X].

                         SCHEDULE 13D

CUSIP No.      059165 10 0

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          Potomac Electric Power Company
          53-0127880

2.   Check the Appropriate Box if a Member of a Group
     (a)  [  ]           (b)  [  ]

3.   SEC Use Only

4.   Source of Funds
          WC/OO

5.   Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6.   Citizenship or Place of Organization
          District of Columbia and Virginia

7.   Sole Voting Power
          29,357,896*

8.   Shared Voting Power
          0

9.   Sole Dispositive Power
          29,357,896*

10.  Shared Dispositive Power
          0

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person
          29,357,896*

12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares  [  ]

13.  Percent of Class Represented by Amount in Row (11)
          16.6%

14.  Type of Reporting Person
          CO

     *    Beneficial ownership disclaimed.  See Item 5 below.

ITEM 1.   SECURITY AND ISSUER.

Name of Issuer and Address of Principal Executive Offices:

          Baltimore Gas and Electric Company ("BGE")
          Gas and Electric Building
          Charles Center
          Baltimore, MD 21201

Security to Which This Statement Relates:

          Common Stock, No Par Value Per Share

ITEM 2.   IDENTITY AND BACKGROUND.

          This Schedule 13D is filed by Potomac Electric Power Company, a District of Columbia and Virginia corporation ("PEPCO"). PEPCO is a public utility engaged in the generation, transmission, distribution and sale of electric energy in the Washington, D.C. metropolitan area. PEPCO also has certain non-utility subsidiaries. The address of its principal office is 1900 Pennsylvania Avenue, N.W., Washington, D.C. 20068.

          Pursuant to General Instruction C of Schedule 13D, the names, business addresses, principal occupations and citizenship of the executive officers and directors of PEPCO are set forth in Annex A hereto and are incorporated herein by reference.

(d) and (e). During the last five years, neither PEPCO nor, to the knowledge of PEPCO, any of the executive officers and directors of PEPCO listed in Annex A has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Concurrently with entering into the Merger Agreement (defined in Item 4 below), PEPCO was granted the BGE Option (defined in Item 4 below). None of the triggering events permitting exercise of the BGE Option has occurred as of the date of this Schedule 13D. In the event that the BGE Option becomes exercisable and PEPCO wishes to purchase for cash the BGE

Common Stock (as defined in Item 4 below) subject thereto, PEPCO anticipates that it would fund the exercise price from working capital or through other sources, which could include borrowings.

ITEM 4.  PURPOSE OF TRANSACTION

          PEPCO, BGE, and RH Acquisition Corp., a Maryland corporation (the "Company"), have entered into an Agreement and Plan of Merger, dated as of September 22, 1995 (the "Merger Agreement"), which provides for a strategic business combination of PEPCO and BGE in a merger transaction (the "Transaction"). The Transaction, which was unanimously approved by the Boards of Directors of the constituent companies, is expected to close shortly after all of the conditions to the consummation of the Transaction, including obtaining applicable regulatory approvals, are met or waived. The regulatory approval process is expected to take approximately 12 to 18 months.

          The Merger Agreement is incorporated herein by reference to Exhibit 2-1 to PEPCO's Current Report on Form 8-K dated September 22, 1995 (the "September 8-K"), as filed with the Securities and Exchange Commission (the "SEC") on September 26, 1995. The description of the Merger Agreement set forth herein does not purport to be complete and is qualified in its entirety by the provisions of the Merger Agreement.

          Under the terms of the Merger Agreement, PEPCO and BGE each will be merged with and into the Company, with the Company being the surviving corporation. The Company, which currently is incorporated in the State of Maryland, also will be incorporated under the laws of the Commonwealth of Virginia at or prior to the time of the merger. The name of the Company will be changed prior to closing to a name agreed upon by the Boards of Directors of PEPCO and BGE. The utility businesses of PEPCO and BGE will be combined into an integrated, non-holding company structure. The non-utility operations of both companies will be combined, as appropriate, as subsidiaries of the Company.

          Each outstanding share of common stock, par value $1.00 per share, of PEPCO ("PEPCO Common Stock") will be converted into the right to receive 0.997 shares of common stock, no par value per share, of the Company ("Company Common Stock"). Each outstanding share of common stock, no par value per share, of BGE ("BGE Common Stock") will be converted into the right to receive one share of Company Common Stock. As of August 31, 1995, PEPCO had approximately 118.5 million shares of common stock outstanding and BGE had approximately 147.5 million shares of common stock outstanding. Based on such capitalization, the Transaction would result in the common shareholders of PEPCO receiving 44.5% of the common equity of the Company and the common shareholders of BGE receiving the 55.5% of the common equity of the Company. Each outstanding share of Serial Preferred Stock, par value $50.00 per share, of PEPCO will be converted into the right to receive one share of Series B Preferred Stock, par value $50.00 per share, of the Company with identical rights (including dividend rights) and designations. Each outstanding share of BGE Preferred Stock, par value $100.00 per share, will be converted into the right to receive one share of Series A Preferred Stock, par value $100.00 per share, of the Company with identical rights (including dividend rights) and designations. Each outstanding share of BGE Preference Stock, par value $100.00 per share, will be converted into the right to receive one share of Company Preference Stock, par value $100.00 per share, with identical rights (including dividend rights) and designations.

          It is anticipated that the Company will adopt BGE's dividend policy and that the annual dividend rate as of the expected 1997 closing date will be $1.67 per share. PEPCO currently pays $1.66 per share annually, and BGE's annual dividend rate currently is $1.56 per share.

          The Transaction is subject to customary closing conditions, including, without limitation, the receipt of required shareholder approvals of PEPCO and BGE, the receipt of all necessary governmental approvals and the making of all necessary governmental filings, including approvals of utility regulators in the District of Columbia, Maryland and certain other states, the approval of the Federal Energy Regulatory Commission and the Nuclear Regulatory Commission, and the filing of the requisite notification with the Federal Trade Commission and the Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the expiration of the applicable waiting period thereunder. The Transaction also is subject to the receipt of opinions of counsel that the Transaction will qualify as a tax-free reorganization and assurances from the parties' independent accountants that the Transaction will qualify as a pooling-of-interests for accounting purposes. In addition, the Transaction is conditioned upon the effectiveness of a combined registration statement and proxy statement to be filed by PEPCO, BGE and the Company with the SEC with respect to shares of Company Common Stock to be issued in the Transaction and the special stockholder meetings, and upon the approval of the Company Common Stock for listing on the New

York Stock Exchange.  (See Article VIII of the Merger
Agreement.) The special meetings of the stockholders of PEPCO and BGE to vote on the Transaction will be convened as soon as practicable and are expected to be held in the first quarter of 1996.

          The Merger Agreement contains certain covenants concerning the activities of the parties pending the consummation of the Transaction. Generally, each of PEPCO and BGE must carry on its business in the ordinary course consistent with past practice, except as otherwise permitted in accordance with a financial plan provided to the other party, and may not increase dividends on its common stock beyond the indicated dividend rate for the Company. The Merger Agreement also contains restrictions on, among other things, the issuance of capital stock, charter and bylaw amendments, capital expenditures, acquisitions, dispositions, incurrence of indebtedness and certain increases in employee compensation and benefits. (See Article VI of the Merger Agreement.)

          The Merger Agreement provides that, after the effectiveness of the Transaction (the "Effective Time"), the corporate headquarters and principal executive offices of the Company will be located in the Annapolis, Maryland area, but that the Company also will maintain significant operations in the District of Columbia and Maryland. The Company's Board of Directors, which will be divided into three classes, will consist of a total of 16 directors, seven of whom will be designated by PEPCO and nine of whom will be designated by BGE. Mr. Edward F. Mitchell, the current Chairman of the Board and Chief Executive Officer ("CEO") of PEPCO, will serve as Chairman of the Board of the Company at the Effective Time and for a period of one year thereafter. Mr. Christian H. Poindexter, the current Chairman of the Board and CEO of BGE, will serve as CEO of the Company. When Mr. Mitchell ceases to be Chairman, Mr. Poindexter will assume the additional role of Chairman. Mr. John M. Derrick, Jr., the current President of PEPCO, will serve as President and Chief Operating Officer of the Company. Mr. Edward A. Crooke, BGE's current President, will serve as the Company's Vice Chairman and as Chairman of the Board of the Company's non-regulated subsidiaries.

          The Merger Agreement may be terminated under certain circumstances, including (1) by mutual consent of PEPCO and BGE; (2) by either PEPCO or BGE if the Transaction is not consummated by March 31, 1997 (provided, however, that such termination date shall be extended to March 31, 1998, if all conditions to closing the Transaction, other than the receipt of certain statutory approvals, are capable of being satisfied on March 31, 1997); (3) by either PEPCO or BGE if either PEPCO's or BGE's shareholders vote against the Transaction or if any state or federal law or court order prohibits the Transaction; (4) by a non-breaching party if there exists a breach of any material representation, warranty or covenant contained in the Merger Agreement which is not cured within twenty (20) days after notice from the other party; (5) by either PEPCO or BGE if the Board of Directors of the other shall withdraw or adversely modify its recommendation of the Transaction; or (6) by either PEPCO or BGE, under certain circumstances, as a result of a third-party tender offer or business combination proposal which the Board of Directors of such party in good faith and pursuant to the exercise by the Board of Directors of its fiduciary duties determines to accept, after the other party has first been given an opportunity to make adjustments in the terms of the Merger Agreement so as to enable the Transaction to proceed.

          The Merger Agreement provides that if a breach described in clause (4) of the previous paragraph occurs, the breaching party must pay the non-breaching party, as liquidated damages, $10 million in cash in respect of out-of-pocket expenses. The Merger Agreement also requires payment of a termination fee of $75 million in cash, plus $10 million in respect of out-of-pocket expenses, by one party (the "Payor") to the other if (i) the Merger Agreement is terminated (x) as a result of the acceptance by the Payor of a third-party tender offer or business combination proposal, (y) following a failure of the shareholders of the Payor to approve the Transaction or (z) as a result of a material failure of the Payor (other than pursuant to the exercise by the Board of Directors of its fiduciary duties) to convene a special shareholder meeting, distribute proxy materials or recommend the Transaction to its shareholders; and (ii) at the time of such termination or prior to the meeting of the Payor's shareholders there shall have been a third-party tender offer or business combination proposal which shall not have been rejected by the Payor and withdrawn by such third party. In addition, if either PEPCO or BGE terminates the Merger Agreement after the Board of Directors of the other party withdraws or adversely modifies its recommendation of the Transaction, a termination fee of $75 million, plus $10 million in respect of out-of-pocket expenses, is payable to the party that terminates the Merger Agreement. The termination fees payable by PEPCO or BGE under these provisions and the aggregate amount which could be payable by PEPCO or BGE upon a required repurchase of the Option granted pursuant to the applicable Stock Option Agreement (as defined below) granted pursuant to the Stock Option Agreements (as defined below) may not exceed $125 million in the aggregate. (See Article IX of the Merger Agreement.)

          Concurrently with the Merger Agreement, PEPCO and BGE entered into reciprocal stock options agreements, each granting the other an irrevocable option to purchase up to that number of shares of common stock of the other company which equals 19.9% of the number of shares of common stock of the other company outstanding on August 31, 1995. Specifically, BGE granted PEPCO an irrevocable option to purchase (the "BGE Option") up to 29,357,896 shares (subject to adjustment for changes in capitalization) of BGE Common Stock at an exercise price of $25.925 per share if any of the circumstances which would trigger a $75 million payment by BGE to PEPCO occur (the "BGE Stock Option Agreement"). Under the BGE Stock Option Agreement, the exercise price is payable, at PEPCO's election, in cash, in shares of PEPCO Common Stock or a combination thereof. If the BGE Option becomes exercisable, PEPCO may require BGE to repurchase from PEPCO all or any portion of the BGE Option, or, if the BGE Option is exercised, any or all of the shares of BGE Common Stock acquired upon the exercise thereof, in either case at the price specified in the BGE Stock Option Agreement. Correspondingly, PEPCO has granted to BGE an irrevocable option to purchase (together with the BGE Option, the "Options") up to 23,579,900 shares of PEPCO Common Stock at an exercise price $21.225 per share having the same terms (together with the BGE Stock Option Agreement, the "Stock Option Agreements"). The issuance of any stock upon the exercise of either Stock Option Agreement is subject to regulatory approval. (See the Stock Option Agreements.)

          Each party to the respective Stock Option Agreements has agreed to vote, prior to September 22, 2000, any shares of the capital stock of the other party acquired pursuant to the exercise of the Stock Option Agreements or otherwise beneficially owned by such party on each matter submitted to a vote of shareholders of such other party for and against such matter in the same proportion as the vote of all other shareholders of such other party.

          Each Stock Option Agreement provides that, prior to September 22, 2000, neither party may sell, assign, pledge or otherwise dispose of or transfer the shares it acquired pursuant to the Stock Option Agreement ("Restricted Shares") except as specifically provided for in the Stock Option Agreement. In addition to the right to require the repurchase of the Restricted Shares, the party holding such shares has the right to demand registration of the shares under the Securities Act of 1933, as amended, for sale in a public offering, unless the issuer of the shares elects to repurchase them at their fair market value. Each Stock Option Agreement also provides that either party may sell any

Restricted Shares pursuant to a tender or exchange offer approved or recommended, or otherwise determined to be fair and in the best interests of such other party's shareholders, by a majority of the Board of Directors of such other party.

          The Stock Option Agreements are incorporated herein by reference to Exhibits 2-2 and 2-3 of the September 8-K.
The description of the Stock Option Agreements set forth herein does not purport to be complete and is qualified in its entirety by the provisions of the Stock Option Agreements.

          Except pursuant to the terms of the Stock Option Agreements and the Merger Agreement, PEPCO has no plans or proposals which would result in the acquisition or disposition of BGE Common Stock or any other action enumerated in Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b). Pursuant to the BGE Stock Option Agreement, PEPCO has the right to acquire 29,357,896 shares (subject to adjustment for changes in capitalization) of BGE Common Stock, representing 16.6% of the outstanding shares of such Common Stock on August 31, 1995, as computed in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended. If the BGE Option is exercised and PEPCO purchases the BGE Common Stock, PEPCO will have sole voting and sole dispositive power with respect to such shares of BGE Common Stock, subject to the limitations contained in the BGE Stock Option Agreement. Because the BGE Option is not currently exercisable, and because, if it were to become exercisable, issuance of BGE Common Stock thereunder would be subject to regulatory approval, PEPCO disclaims beneficial ownership of the shares of BGE Common Stock subject to the BGE Option. The number of shares of BGE Common Stock, if any, owned by each of the executive officers and directors of PEPCO is set forth on Annex A opposite the name of such executive officer or director.

(c). Except for the execution and delivery of the BGE Stock Option Agreements on September 22, 1995, there have been no transactions by PEPCO, or, to the knowledge of PEPCO, any of its executive officers or directors, in BGE Common Stock during the sixty days preceding the date of this Schedule 13D.

(d).  None.

(e).  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELA-
           TIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Other than the Merger Agreement and the Stock Option Agreements (see descriptions of each in Items 3 and 4 above), which are included or incorporated by reference in this
Schedule 13D, and agreements referred to therein, there are no contracts, arrangements, understandings or relationships between PEPCO and any other person, or, to the knowledge of PEPCO, among any of PEPCO's executive officers and directors or between any of PEPCO's executive officers and directors and any other person, with respect to any securities of BGE.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          1) Agreement and Plan of Merger, dated as of September 22, 1995 (incorporated by reference to Exhibit 2-1 of PEPCO's
                    Current Report on Form 8-K, dated
                    September 26, 1995).

          2)        Pepco Stock Option Agreement, dated as of
                    September 22, 1995 (incorporated by
                    reference to Exhibit 2-2 of PEPCO's
                    Current Report on Form 8-K, dated
                    September 26, 1995).

          3)        BGE Stock Option Agreement dated as of
                    September 22, 1995 (incorporated by
                    Reference to Exhibit 2-3 of PEPCO's
                    Current Report on Form 8-K, dated
                    September 26, 1995).

          4) News Release of Potomac Electric Power Company and Baltimore Gas and Electric Company, dated September 25, 1995 (incorporated by reference to Exhibit 99 of PEPCO's Current Report on Form 8-K, dated September 26, 1995).

                           SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                    POTOMAC ELECTRIC POWER COMPANY


                   /s/ Earl K. Chism
                    By:
                       Earl K. Chism
                       Vice President and Comptroller



Date:  October 2, 1995.

                                                      Annex A

INFORMATION RELATING TO
EXECUTIVE OFFICERS AND DIRECTORS
POTOMAC ELECTRIC POWER COMPANY


     The following is a list of the executive officers and directors of Potomac Electric Power Company, and the number of shares of BGE Common Stock, if any, owned by each such executive officer and director, as of the date of this Schedule 13D. Each executive officer and director who owns shares of BGE Common Stock has sole voting and dispositive power with respect to such shares. To the knowledge of Potomac Electric Power Company, all of the following executive officers and directors are citizens of the United States. The business address for each of the executive officers is 1900 Pennsylvania Avenue, N.W., Washington, D.C. 20068.

Executive Officers:

                                             Number of Shares of
Name                     Title               BGE Common Stock Owned

Edward F. Mitchell       Chairman of the               None.
                         Board and Chief
                         Executive Officer

John M. Derrick, Jr.     President, Chief              None.
                         Operating Officer and
                         Director

H. Lowell Davis          Vice Chairman and Chief       None.
                         Financial Officer

William T. Torgerson     Senior Vice President,        None.
                         General Counsel and
                         Secretary

Dennis R. Wraase         Senior Vice President         None.

Iraline G. Barnes        Vice President                None.

Earl K. Chism            Vice President and            None.
                         Comptroller

Kirk J. Emge             Vice President                None.

Susann D. Felton         Vice President                None.

                                             Number of Shares of
Name                     Title               BGE Common Stock Owned

William R. Gee, Jr.      Vice President                None.

Robert C. Grantley       Vice President                None.

Anthony J. Kamerick      Vice President                None.

Anthony S. Macerollo     Vice President                None.

John D. McCallum         Vice President                None.

James S. Potts           Vice President                None.

William J. Sim           Vice President                None.

Andrew W. Williams       Vice President                None.

Outside Directors:
                                             Number of Shares of
Name and Occupation      Business Address    BGE Common Stock Owned

Roger R. Blunt, Sr.      6432 Bock Road                None.
Chairman of the Board,   Oxon Hill, MD 20745
President and Chief
Executive Officer, Blunt
Enterprises, Inc.

A. James Clark           7500 Old Georgetown Road      None.
Chairman of the Board    Bethesda, MD 20814
and President, Clark
Enterprises, Inc.

Richard E. Marriott      10400 Fernwood Road           None.
Chairman of the Board,   Washington, DC 20058
Host Marriott Corporation

David O. Maxwell         5335 Wisconsin Avenue         3,000
Retired                  Washington, DC  20015

Floretta D. McKenzie     555 Thirteenth St., N.W.      None.
President, The           Washington, DC  20004
McKenzie Group

Ann D. McLaughlin        4320 Garfield St., N.W.       None.
President, Federal       Washington, DC  20007
City Council; Vice
Chairman, The Aspen
Institute

                                             Number of Shares of
Name and Occupation      Business Address    BGE Common Stock Owned


Peter F. O'Malley        11785 Beltsville Drive        None.
Of Counsel, O'Malley,    Calverton, MD  20705
Miles, Nylen & Gilmore,
P.A.

Louis A. Simpson         P.O. Box 1943                 None.
President and Chief      Rancho Santa Fe, CA 92067-1943
Executive Officer of
Capital Operations,
GEICO Corporation

A. Thomas Young          6801 Rockledge Dr.            2,835
Retired                  Bethesda, MD 20814